Mail Stop 3561

October 23, 2008

Via Fax & U.S. Mail

Mr. Michael J. Anderson, Chief Executive Officer
The Andersons, Inc.
480 W. Dussel Drive
Maumee, Ohio 43537

> **Re:** **The Andersons, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed February 28, 2008**
> **File No. 000-20557**

Dear Mr. Anderson:

We have reviewed your response letter dated October 2, 2008 and have the following comment. Unless otherwise indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comment will be complied with, or, if the comment is deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2007

Financial Statements, page 40
Consolidated Statements of Cash Flows, page 45

1.   We note from your response to our prior comment 1 that the proceeds received
        from the sale of a minority interest in a formerly wholly owned subsidiary are
        reflected as a financing activity in your consolidated statements of cash flows.
        Please explain in further detail your basis or rationale for classifying the proceeds
        received from the sale of a portion of your investment in this entity as a financing
        activity rather than an investing activity in your consolidated statement of cash
        flows. Alternatively, please reclassify these proceeds to investing activities in
        future filings.

Schedule 14A

Bonus, Performance Targets & Thresholds, page 20

2.   We note your response to prior comment 8. You state that specific targets for
        Retail and Turf Specialty did not impact the compensation of your NEOs. While
        your current disclosure states that executive MPP payments are based on
        achieving the targets for their respective business units, it is unclear how
        individual business group targets affect the compensation of your CEO,
        Controller, and VP of Finance. In future filings, please expand your disclosure to
        explain, if true, that the compensation of your CEO, Controller, and VP of
        Finance is not impacted by Retail and Turf & Specialty targets. In addition,
        please expand your disclosure to discuss the reasons that Retail and Turf &
        Specialty do not impact their compensation.

Equity Grants, page 23

3.   We note your response to prior comment 9. Please confirm that you will disclose
        any targets related to your SOSAT and PSU awards.

****

Mr. Michael J. Anderson, CEO
The Andersons, Inc.
October 23, 2008
Page 3

You may contact Heather Clark at 202-551-3624 or me at 202-551-33813 if you have
questions regarding comments on the financial statements and related matters.

            Sincerely,

            Linda Cvrkel
            Branch Chief